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REGISTRANT'S NAME Wrightson

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OICF/BY: dlw

DATE : 10/8/02



Annual Report

Wrightson

Wrightson has a better understanding of agriculture than anyone else.

For over 160 years we have supported New Zealand agriculture with an ever-increasing range of products and services. Today, this commitment extends to operations in Australia and Uruguay.

As New Zealand's largest and only nationwide provider to the agricultural sector, we provide knowledge, services, products and solutions to farmers, growers and processors across New Zealand, and to processors and end-users internationally.

Our core business services are:

Rural Supplies
Through our 77 stores nationwide we supply and advise on an extensive range of products and services for land users.

Livestock
The country's largest and only nationwide business servicing the needs of farmers, meat processors and others in the livestock industry.

Seed
We enhance the productivity and profitability of farmers worldwide with a wide range of proprietary seeds and coated seed products.

Research
One of the largest private sector investors in agricultural research in New Zealand, focusing on plant genetics and seed development from research bases in New Zealand and Australia.

Wool
New Zealand's leading nationwide wool broker, providing a wide range of services to wool growers and local and international wool processors.

Agricultural Consultancy
Agriculture New Zealand is a Wrightson business, with a large network of consultants providing advice, technology transfer, education and training services to the primary sector.

Forestry
We provide a range of services including the establishment, management, harvesting and marketing of commercial forestry.

Wrightson Rewards
New Zealand's only loyalty programme designed specifically for farmers and growers.

Wrightson

Financial Services
We provide a comprehensive range of financial services to the rural sector.

Animal Nutrition
Agri-feeds is a Wrightson subsidiary specialising in the supply of animal feed supplements and disease prevention products.

Insurance
A leading provider of insurance broking services to the rural sector.

Real Estate (MREINZ)
New Zealand's leading specialist rural real estate company, providing services to local and international vendors and buyers of rural, lifestyle and coastal property.

Profitability improved by 98% to $21.2 million net profit after tax

8 cents per share final dividend (11.5 cents for the year)

Positive Economic Value Added of $7 million – an increase of 159%

No term debt

Dividend

On 27 September 2002, Wrightson will pay a year-end dividend of 8 cents per ordinary share held by shareholders on the register as at the close of business on 13 September 2002. This gives a full year dividend of 11.5 cents.

Calendar

Annual Meeting	15 November 2002
Half-year earnings announcement	February 2003
Year-end earnings announcement	August 2003

Annual Meeting Information

The Wrightson Annual Meeting will be held in the Kupe Room, Level 1, NZI Convention Centre, Aotea Centre, Auckland, at 2pm on Friday 15 November 2002.

John Palmer, Chairman
21 August 2002

Allan Freeth, Managing Director



Allan Freeth, Managing Director and John Palmer, Chairman

This has been a year of excellent performance by Wrightson. The Group significantly improved its financial performance, adding considerable economic value, while our commitment to building a Solutions-based business began to realise financial and operational gains.

The favourable sector conditions provided a solid foundation from which to make further progress towards our twin goals of reducing Wrightson's exposure to changes in the commodity cycle and exchange rates, and producing more sustainable earnings. Both goals are critical to our business success, to increasing shareholder value, and to driving leadership in agriculture.

While there is still work to do, the Board and management believe we are well positioned to deliver the returns expected from a company of our scale and potential. We are successfully moving from an essentially commodity-driven, transaction-based business to a customer Solutions business across all facets of our operations, maximising value for our clients and for the Company, and setting us apart from our competitors. Strategic investments such as implementing best practice logistics in our Rural Supplies business are now largely in place, and will begin to deliver benefits in the coming financial year.

Changes to our management structure are allowing our executives and to focus on clients' needs at a regional level. This is building closer client relationships, and is enhancing our reputation as an industry leader with a Solutions focus that is gaining recognition for its innovation and entrepreneurial approach.

Wrightson has the requisite scale, business specialisation, geographic diversity, resources, intellectual property, staff, knowledge, alliances, and financial performance to position us strongly for future growth.

We confidently expect to build on these strengths, combined with the positive industry changes we are leading in agriculture, in the next 12 months and beyond.

Financial Result and Dividend

Earnings before interest and tax (EBIT) were $31.7 million, compared to $20.7 million last year, and continue the trend of earnings improvements.

The revenue (gross profit) growth of 2.6 per cent was less than last year, due largely to a reduction in fertiliser revenue. While the direct selling of fertiliser to our clients, rather than through us, impacted on revenue in this sales category, the estimated Economic Value Added (EVA) performance of the category improved.

Expenditure was contained as a result of reduced costs in Australia, Uruguay and the Wool business, and the absence of unusual write offs and costs experienced in past years.

The result was after $4.6 million of strategic expenditure in several initiatives, including Solutions development, our alliance with biotechnology partner Genesis Research and Development Corporation, Rural Supplies logistics implementation, and the investment in a wool marketing concept company, OneWool.

Such investments provide the strategic foundations for the future, as well as competitive advantage for our clients and for our business growth.

The Group's tax-paid profit for the year of $21.2 million is nearly double last year's result. It reflects significant improvements in the performance of the Australian and Uruguayan operations, where we increased net revenue and cut costs. The Australian net profit after tax of $3.3 million was a substantial improvement on the underlying result last year of $0.2 million, while our losses in Uruguay were reduced considerably by a reduction in costs.

The New Zealand operations' after-tax profit of $18.1 million was seven per cent above last year. Adjusting for unusual items incurred last year, and strategic investments this year, underlying New Zealand after tax profit improved 13 per cent.

EBIT Earnings before interest and tax


Millions
30
25
20
15
10
5
0
-5
-10
-9.1
13.1
20.7
31.7
1998/99
1999/00
2000/01
2001/02

NPAT Net profit after tax

Earnings Per Share (cents)


Millions
30
25
20
15
10
5
0
-5
-10
-9.3
7.6
10.7
21.2
1998/99
1999/00
2000/01
2001/02

Particularly pleasing was the Group's Economic Value Added, which has more than doubled from last year, increasing from $2.7 million to $7 million (unaudited). Wrightson places strong emphasis on this measure of shareholder wealth creation, and considers it a key indicator of business performance.

Economic Value Added (Unaudited)


Millions
24
20
16
12
8
4
0
-4
-8
-12
-16
-15.8
-4.3
2.7
7
1998/99
1999/00
2000/01
2001/02

The Group's financial result is in line with our strategic undertaking to shareholders to focus on improving the after-tax position of the Company. As a result, the Directors are pleased to declare a final dividend of 8 cents per share, giving a full year, fully imputed dividend of 11.5 cents. This dividend represents 73 per cent of net profit after tax, indicative of our confidence in the Company's performance over the year ahead and our ability to sustain shareholder value and tax-efficient returns.

Cash Flows From Operations


Millions
24
20
16
12
8
4
0
15.4
9.3
14.0
25.4
1998/99
1999/00
2000/01
2001/02

Cash flow from operating activities was $25.4 million for the year compared to $14 million last year. Wrightson retains a very conservatively geared balance sheet and is well positioned to maintain a high dividend payout ratio, and to consider growth opportunities in support of its Solutions and cost leadership business strategies.

Dividend Per Share (cents)


Cents
12
10
8
6
4
2
0
1998/99
1999/00
2000/01
2001/02

In our New Zealand operations, Wrightson had a good year in Seeds and Agri-feeds, while revenue growth in Rural Supplies was offset by investment in logistics and the reduction in fertiliser-related revenue.

Effective logistics processes are critical to achieving cost leadership in the distribution of products and services to clients, and we are well advanced with building a logistics operation that matches best practice in the industry. This will significantly improve the way we move product from our many suppliers to our network of 77 stores, and from our stores to our clients.

The District structure is now bedded in and will meet its full potential in the new financial year. We are pleased with this structure, where District Managers are in charge of all Wrightson business streams in their area, and we look forward to their strong business leadership at a local level.

In other operational areas, Livestock improved its performance, including an improved contribution from live export activities, and Wool achieved solid cost reductions, while continuing to grow its successful Integrated Fibre Management business.

Business Initiatives

Operating conditions in New Zealand and Australia remained positive for our clients and consequently for us. Within this favourable environment, Wrightson was able to address costs and advance its strategic initiatives.

Operational highlights during the year included: significantly improved profit from the Seeds business in Australia and New Zealand, as well as Agri-feeds; improved performance in Uruguay; major investments in Solutions development and logistics; re-introduction of some finance products such as livestock and seasonal loans, with $8 million of loan advances already made; progress on wool industry reform; development of foreign exchange hedging techniques; and improved sales management skills.

Wrightson has been leading wool industry reform. The New Zealand Merino Company was established in late 2001, with Wrightson as a 35 per cent shareholder. We are proud of the leadership role we played in forming this new company, which is performing well, and we remain confident this venture will continue to deliver good returns to Merino growers and to Wrightson shareholders.

In the strong wool sector, Wrightson's Integrated Fibre Management Solution is now being used by over 700 clients as the preferred method for selling their clip. This strategy simplifies the supply chain and establishes a direct relationship between wool growers and processors in the interior textile sector.

Wrightson is committed to reform of the strong wool sector, and is pursuing the establishment of a wool sales and marketing company, OneWool. We intend becoming a significant but minority shareholder in OneWool, and are confident this venture will create value for wool growers and processors and, in the medium term, to Wrightson shareholders. We are continuing to seek partners who share our commitment to industry reforms that will enable a profitable and sustainable wool sector to develop.

Wrightson is making solid progress with its Solutions Strategy. This is reflected in financial returns which are building and making progress towards the goal of 30 to 40 per cent of Group revenue, that we have set for the Solutions Strategy by 2005.

Some examples of Solutions that are already contributing towards this goal are highlighted later in this Report.

Wrightson's Solutions Strategy means that we look outside the boundaries of our traditional services to build our business. It means the development of tailored Solutions for different farming sectors, districts and clients; all focused on helping our clients improve their productivity and profitability or to access markets for their products.

Such Solutions include elite pastures, whole farm systems, and wool and livestock supply and marketing options. Others under development include Solutions focused on environmental sustainability, methane mitigation, and energy auditing.

Wrightson remains focused on the fact that while we are building a new way of doing business, our client relationships will always be at the heart of our operations. Our Solutions Strategy considerably enhances our offering, the value we can add to our clients' businesses, and the value and trust represented by our client relationships.

Our joint venture with Genesis Research and Development Corporation has made significant progress during the year, building an understanding of the genetic systems of our key grass varieties, and working through the complex process of protecting this intellectual property.

This information will be of considerable value to Wrightson in its plant breeding programmes and Solutions design, and we expect to be able to generate a revenue stream from New Zealand and international companies as they pay royalties to access this research.

Our initiatives with Genesis build on our success in developing Wrightson's world-leading Animal Friendly™ grasses that are proven to improve per hectare productivity by up to 60 per cent in terms of meat on the carcass and milk in the dairy shed vat.

Strategy for the Future

Wrightson's strategy for building its business is based on continuing the drive for leadership in agriculture and the continued development of our Solutions Strategy.

In doing so, we intend to increase our sustainable earnings stream, reduce costs, continue to differentiate ourselves from the competition, and improve our market share. We will continue to invest in those areas that position us for profit growth, such as logistics, Solutions development, sales training, and industry reform.

Operationally, Wrightson's District structure will continue to be developed. Greater sales and service interaction with our clients, and staff-led innovation are key drivers of our Solutions Strategy.

In our Seeds and Agri-feeds businesses we will continue to focus on sales growth in higher value proprietary seeds in New Zealand and internationally, and in the performance enhancing feed supplements sold by Agri-feeds in New Zealand.

The Outlook

We have a positive outlook for New Zealand's rural sector for the next 12 months and, although we see a significant decline in incomes for dairy farmers, and to a lesser extent, sheep and beef farmers, the outlook is positive relative to average incomes during the 1990s.

For Wrightson, this environment means a progressive business outlook. We have re-orientated the Company and we have a strong foundation for building sustainable business and further profit growth.

Against this backdrop, there are a number of issues that will require our ongoing attention.

The growing awareness worldwide over food safety and agricultural sustainability are critical issues that New Zealand agriculture must address. We believe that careful use of biotechnology, in line with the recommendations of the Royal Commission on Genetic Modification, offers one of the most promising means of progress for agriculture and New Zealand's trading competitiveness.

The valuable biotechnology-related intellectual property owned by Wrightson positions us strongly to take advantage of these opportunities. However, as long as there is uncertainty about whether genetic technology can be used in New Zealand, realisation of value from this asset remains in question for Wrightson, and many other organisations.

New Zealand's biosecurity remains critical to the country's economic future, and Wrightson continues to actively manage these risks, as well as taking a leadership role in areas of biosecurity.

Wrightson has been actively engaged with policy makers on the Kyoto Protocol on Climate Change and, while it offers various business opportunities, we believe that the Government should adopt a cautious approach to ratifying the Protocol.

Kyoto-related business opportunities relate to several areas. For example, by producing more digestible grasses for animals, less waste is produced and methane emissions can be reduced. We already have patents, with Genesis, around potential gene systems in grasses and we will continue to explore opportunities in this area. Another example is carbon accounting on farms, where farmers may need to account for their energy use for regulatory purposes.

A related point is the contribution that intellectual property is making to Wrightson's business development. The experience and knowledge of our staff make our operations possible and they position us strongly for the future. Our staff form the heart of our business, and we thank them and their families for their contribution and commitment.

Public company governance is an issue receiving considerable international attention. We have examined our governance, and shareholders should be pleased that we intend to change very little. That is because we already set ourselves very high standards, we demand a high level of integrity from ourselves, and we welcome public scrutiny.

Wrightson has the highest standard of policies around accounting practices and has always maintained strict separation between audit and consulting services. The Board has recently reviewed this issue and resolved that the Company's auditors can only provide non-audit services with the approval of the Audit Committee.

The Board works well as a team, and the experience of Directors is invaluable as we move forward through strategic and operational developments. We were disappointed to lose Mike Smith's skills and experience when he resigned from the Board earlier this year.

Wrightson remains totally focused on its leadership position in agriculture, based on our justifiable claim to understand agriculture better than anyone else. We are well positioned to deliver sustainable returns and to meet clients' needs through trusted and local relationships. We are determined to continue to build on our business strengths.

John Palmer
Chairman

Allan Freeth
Managing Director



Henry van der Heyden Director | **Richard Wakelin** General Manager Wool | **Maggie Robertson** General Manager Organisational Development | **Barry Brook** General Manager International | **Alison Paterson** Director | **John Palmer** Chairman | **Simon White** Chief Financial Officer | **Cros Spooner** General Manager Rural Services, Distribution and Central Region

Directors' Profiles

John Palmer
ONZM, BAgSc
Chairman

John Palmer has been a Director of Wrightson since 1997 and was elected as Chairman in 1998.

Mr Palmer is also Chairman of Air New Zealand, having been appointed to that position in November 2001. He has an extensive background in the horticultural industry, particularly kiwifruit. He was the Chairman of the New Zealand Kiwifruit Marketing Board from 1992 to 1997 and inaugural Chairman of Zespri International Limited.

Mr Palmer is currently the Chairman of Nelson Fruit Services Limited. He is a member of the AMP New Zealand Advisory Board and a Director of AMP Bank Limited, Saxton Fruit Limited and Cold Storage Nelson Limited.

Mr Palmer has horticultural and farming interests at Brightwater, near Nelson. He is a Fellow of the Institute of Directors in New Zealand (Inc).

Allan Freeth
PhD, MBA (Dist), BSc (Hons)
Managing Director

Allan Freeth was appointed, as Managing Director, to the Wrightson Board in November 2000.

Dr Freeth joined Wrightson in 1996 from Trust Bank New Zealand Limited, where he was General Manager of the Executive Office. Dr Freeth was originally appointed as General Manager, Wrightson Financial Services, then moved to the position of Group General Manager, Wrightson Rural. He was appointed Chief Executive of Wrightson in April 1999.

Dr Freeth is a Director of the New Zealand Merino Company Limited and a Trustee of the Massey University Agricultural Research Fund.

The Honourable Ruth Richardson
LLB (Hons)

Ruth Richardson has been a Director of Wrightson since 1995.

She is a former Minister of Finance in the New Zealand Government and is now an international consultant, specialising in strategic and economic policy advice.

Miss Richardson is the Chairman of a number of companies including Jade Software Corporation Limited and ICP Bio Limited. She is also a Director of various organisations including Oyster Bay Marlborough Vineyards Limited,The Reserve Bank of New Zealand, The New Zealand Merino Company Limited, Canterbury International Limited and the Centre for Independent Studies.

Alison Paterson
QSO, FCA

Alison Paterson has been a Director of Wrightson since 1993.

Mrs Paterson is a chartered accountant and consultant with Beattie Rickman, specialising in the primary sector and land-use industries.

She is the Chairman of Landcorp Farming Limited and the Electricity Complaints Commission, and a Director of Tower Insurance Limited and The Reserve Bank of New Zealand. She is a member of the Market Surveillance Panel.



Stuart Cooper
General Manager
Southern Region

Josie Swan
General Manager
Business Services

Michael Ahie
General Manager
Solutions

Allan Freeth
Managing Director

The Honourable Ruth Richardson
Director

Grant Higgins
General Manager
Northern Region

Henry van der Heyden
BE(Ag) Hons

Henry van der Heyden has been a Director of Wrightson since 2001. Mr van der Heyden is also a Director of Fonterra Co-operative Group Limited, and has extensive farming interests in the South Waikato.

Paul Baines
BCA, CA, MPP



Paul Baines has been a Director of Wrightson since 1993. Mr Baines is a company director based in Wellington.

He is the Chairman of Tower Managed Funds Limited and a Director of Comalco New Zealand Limited, Fletcher Building Limited, Gough, Gough & Hamer Limited, Greenstone Fund Limited, The Reserve Bank of New Zealand and Telecom Corporation of New Zealand Limited.

Jeffrey Grant
DipAg



Jeffrey Grant has been a Director of Wrightson since October 1997.

Mr Grant is the Chairman of the New Zealand Meat Board, to which he was elected as a producer-representative in 1994. He is a Director of Invest South Limited, Southern Flora (New Zealand) Limited and Compact Advisory. In the period 1987-93 Mr Grant was the Member of Parliament for Awarua.
He farms a sheep and deer property at Balfour, in Southland.

David Brownrigg
MBA



David Brownrigg has been a Director of Wrightson since 1994. He is joint Managing Director of Brownrigg Agriculture Limited, a farming business with extensive interests in Hawkes Bay.


solutions

This has been a year of solid progress for our Solutions business.

We have successfully developed and piloted five new on-farm Solutions designed to improve productivity and profitability, and these are now being rolled out to targeted clients. We have also expanded, and increased the financial returns from our two key industry Solutions involving the wool and livestock sectors.

As we move forward, our priorities are to market these products, continue to develop new Solutions where there is an identified market opportunity, and to direct resources to our Solutions Strategy in order to build its financial returns.

For example, highly experienced on-farm consultants, previously part of our Agriculture New Zealand business, are joining our Solutions Group to provide the specialist resources that will enable it to deliver the returns of which it is capable.

We are confident we can build our Solutions-related revenue to 30 to 40 per cent of total Wrightson Group revenue. This will be achieved by targeting clients who see value in a new way of doing business. We will offer them bundles of products, services and intellectual property that will deliver significant value to their bottom line, as well as differentiate us from the competition.

Our Solutions Strategy is designed to achieve our twin goals of building profit growth and sustainable earnings.



Dairy Conversion

"We are using this service because we want the best we can get."

Wrightson provides a bundle of products, services and expert project management to assist clients with their dairy conversion, whether they want us to manage the entire project for them, or include us as part of their team. Nineteen conversions have been completed in the South Island following the successful trialling of this Solution in Southland.





Elite Pastures

"Other farmers are noticing how good my pastures look and are asking how they can get the same results."

This service targets dairy farmers' need to improve productivity via superior pastures and feed crops. We customise a pasture establishment and management package for each client, using our expertise in forage grasses and farm feed systems, project management expertise and the skills to coordinate contractors and other services. Packages range from pasture and feed crop establishment to a complete pasture supervision and maintenance service including monitoring and feed budgeting.

Our first six clients to take up this new service are in the Southland area.

Integrated Fibre Management

"A fully transparent partnership with processors – we think that's pretty exciting."

This is a Solution focused on supplying quality, fit-for-purpose wool for the interior textile market. It sets up a clear line-of-sight between growers and processors. Through forward contracts, growers maximise the financial return from their clip, better manage risk and, via their direct relationship with processors, receive feedback on growing what is required and when.

Over 700 clients are currently selling their wool via Wrightson's Integrated Fibre Management Solution.





Elite Grazing

"The work we are doing is paying off for farmers and Wrightson – we are confident they will be in the top-end of production."

This is a comprehensive service that places and monitors dairy cows and heifers on grazing contracts. The contracts include built-in risk minimisation for all parties, and the monitoring service ensures that many of the problems that can be experienced with grazing contracts are recognised and remedied early. Twenty-three grazing contracts are already in place in Southland.

Integrated Farm Solution

"There's a whole raft of management decisions to be made. Now we know how to make the right ones."

We customise a package of advice, products, services and forward supply contracts to make it easy for sheep and beef farmers to optimise the performance and profitability of their farm. The package draws upon Wrightson's technical, research and product expertise. Key elements include a business plan and action plans tailored to meet production and profitability goals.

Following a highly successful 18-month pilot in the Wairarapa, where the Solution was proven to significantly improve productivity and profitability, 12 clients across New Zealand are being started on this package, with a targeted sales programme underway to increase this uptake.





Whole Crop Silage

"Wrightson has given me the knowledge and support to try something completely new and it's working."

This is a service where we provide farmers without the time or expertise to manage their silage crops, with a package of high performance seed together with a crop management and monitoring service. Rather than paying a fixed price for this service, the cost is linked to the yield achieved, so both parties share in the risk and the high yield gains.

Uptake for our Whole Crop Silage Solution has been strong, with over 37 contracts, covering over 1,000 hectares, already under management using this service.

Integrated Livestock Management

"We are producing exactly what the consumer wants."

The ultimate in the farm to fork supply chain, where we connect our clients to sustainable markets, brands or processors. We take the procurement responsibilities and guarantee delivery to processors on time and in full. Benefits include long-term price commitments, which are passed on to our grower clients, allowing them to reduce their commodity price exposure while guaranteeing them a market for their livestock.

An example is our Advance Foods Limited contract that connects our lamb grower clients to the single biggest consumer lamb market in the world – the TESCO Supermarket chain in the UK, via the Bernard Matthews brand, which Advance Foods supplies.

KPMG

Audit Report

For the year ended 30 June 2002

To the shareholders of Wrightson Limited and its subsidiaries

We have audited the financial statements on pages 13 to 32. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 30 June 2002. This information is stated in accordance with the accounting policies set out on pages 17 to 18.

Directors' responsibilities

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2002 and the results of its operations and cash flows for the year ended on that date.

Auditors' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the Company and Group in relation to general accounting services. Partners and employees of our firm may also deal with the Company and Group on normal terms within the ordinary course of trading activities of the business of the Company and Group. These matters have not impaired our independence as auditors of the Company and Group. The firm has no other relationship with, or interest in, the Company or Group.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company as far as appears from our examination of those records;
- the financial statements on pages 13 to 32:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2002 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 21 August 2002 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

Statement of Financial Performance

For the year ended 30 June 2002

		Group		Parent	
	Note	2002 $000	2001 $000	2002 $000	2001 $000
Operating revenue	2	669,300	704,806	542,574	583,895
Operating surplus before interest and taxation	3	31,718	20,688	17,394	20,786
Net funding (cost)/benefit	4	(274)	(326)	850	1,780
Surplus before taxation		**31,444**	**20,362**	**18,244**	**22,566**
Taxation expense	5	(10,430)	(10,314)	(6,513)	(8,667)
Surplus after taxation		**21,014**	**10,048**	**11,731**	**13,899**
Minority interest in loss of subsidiary		150	605	-	-
Net surplus		**21,164**	**10,653**	**11,731**	**13,899**

Basic earnings per share were 15.8 cents for 2002, compared with 7.9 cents for 2001.

Statement of Movements in Equity

For the year ended 30 June 2002

	Note	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Equity as at 1 July		**114,181**	**105,021**	**113,427**	**104,065**
Net surplus		21,164	10,653	11,731	13,899
Movement in foreign currency translation reserve	8(a)	(243)	42	-	-
Revaluation of investments in subsidiary companies	8(b)	-	-	8,873	(3,204)
Revaluation of investments in associate companies	8(c)(d)	-	-	450	-
Issue of shares and options		241	8	241	8
Total recognised revenues and expenses		**21,162**	**10,703**	**21,295**	**10,703**
Movement in minority interests		**(56)**	**(202)**	-	-
Interim dividend of 3.5 cents per share (2001 1.0 cent)		(4,697)	(1,341)	(4,697)	(1,341)
Final 2001 dividend of 7.0 cents per share		(9,390)	-	(9,390)	-
Total distributions to shareholders		**(14,087)**	**(1,341)**	**(14,087)**	**(1,341)**
Equity as at 30 June		**121,200**	**114,181**	**120,635**	**113,427**

Statement of Financial Position

As at 30 June 2002

	Note	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
EQUITY					
Capital	7	34,162	33,921	34,162	33,921
Retained surplus		85,202	78,125	73,053	75,409
Other reserves	8	1,138	1,381	13,420	4,097
Minority interests		698	754	-	-
Total equity		**121,200**	**114,181**	**120,635**	**113,427**
LIABILITIES					
Current	9	118,940	140,374	96,633	117,455
Non-current	10	2,577	3,489	17,303	15,866
Total liabilities		**121,517**	**143,863**	**113,936**	**133,321**
Total liabilities and equity		**242,717**	**258,044**	**234,571**	**246,748**
ASSETS					
Current	13	201,492	220,814	137,971	160,387
Non-current	14	41,225	37,230	96,600	86,361
Total assets		**242,717**	**258,044**	**234,571**	**246,748**

On behalf of the Board, 21 August 2002

John Palmer
Chairman

Allan Freeth
Managing Director

Statement of Cash Flows

For the year ended 30 June 2002

		Group		Parent	
	Note	2002 $000	2001 $000	2002 $000	2001 $000
Cash flows from operating activities					
Cash was provided from:					
Receipts from customers		717,626	690,378	558,346	568,147
Dividends		86	115	86	115
Interest		1,136	1,423	1,970	1,405
Cash was applied to:					
Payments to suppliers and employees		(682,289)	(666,998)	(547,317)	(548,526)
Interest		(266)	(326)	-	1,780
Income tax		(10,888)	(10,615)	(7,017)	(8,710)
Net cash flow from operating activities	16	25,405	13,977	6,068	14,211
Cash flows from investing activities					
Cash was provided from:					
Sale of fixed assets		326	1,337	175	958
Sale of investments		219	46	219	46
Cash was applied to:					
Net increase in finance receivables		(7,897)	-	-	-
Purchase of fixed assets		(8,890)	(6,121)	(6,259)	(4,570)
Purchase of investments		(1,770)	(18)	(1,814)	(18)
Increase in subsidiary capital		-	-	(3,000)	(4,994)
Net cash flow from investing activities		(18,012)	(4,756)	(10,679)	(8,578)
Cash flows from financing activities					
Cash was provided from:					
Shares/options issued		77	8	77	8
Advances from subsidiaries		-	-	7,264	4,513
Cash was applied to:					
Dividends paid		(14,087)	(5,365)	(14,087)	(5,365)
Net cash flow from financing activities		(14,010)	(5,357)	(6,746)	(844)
Net increase in cash held		(6,617)	3,864	(11,357)	4,789
Opening cash/(bank overdraft)		9,952	6,098	9,131	4,342
Effect of exchange rate change on cash		(311)	(10)	-	-
Closing bank		**3,024**	**9,952**	**(2,226)**	**9,131**
Comprises:					
Cash and deposits	13	13,867	17,676	7,004	15,009
Bank overdrafts – secured	9	(10,843)	(7,724)	(9,230)	(5,878)
Closing bank		**3,024**	**9,952**	**(2,226)**	**9,131**

Notes to the Financial Statements

For the year ended 30 June 2002

1 Statement of Accounting Policies

Basis of Preparation

These financial statements are presented in accordance with the Companies Act 1993 and have been prepared in accordance with the Financial Reporting Act 1993. The Parent Company's financial statements are for Wrightson Limited ('Wrightson') as a separate entity and the consolidated financial statements are for the Wrightson Group ('Group'), which includes all its subsidiaries and associate entities as disclosed in note 14(b).

The financial statements are based on the general principles of historical cost accounting, modified for the valuation of investments as noted below.

The following accounting policies, which affect the measurement of financial performance, financial position and cash flows, have been applied.

Principles of Consolidation

The consolidated financial statements are prepared from the financial statements of Wrightson and its subsidiaries using the purchase method.

The results of subsidiaries acquired or disposed of during the year are included in the Group Statement of Financial Performance from the date of acquisition or up to the date of disposal.

All material transactions between Group companies are eliminated on consolidation.

Operating Revenue

(i) Sales Revenue

Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.

(ii) Investment Income

Investment income is recognised when earned. Dividends are recognised when received, or accrued when declared and approved for distribution prior to balance date.

For significant investments in Associates, the Group's share of the net surplus or loss is recognised in the surplus before interest and taxation. Dividends received are credited to the carrying amount of the investment.

Foreign Currencies

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Transactions covered by short-term forward exchange contracts are translated at the exchange rate specified in those contracts. Monetary assets and liabilities arising from trading transactions are translated at closing rates or the appropriate forward contract rates where contracts are in place.

The Statements of Financial Position of foreign subsidiaries are converted to New Zealand dollars at the rate of exchange ruling at balance date. The Statements of Financial Performance of foreign subsidiaries are translated at rates approximating the exchange rate ruling at the dates of the transactions. Translation gains and losses are taken to the foreign currency translation reserve. The costs of forward exchange hedge contracts are amortised to earnings over the life of the contract. Unamortised hedging costs are held against the related asset or liability.

Investments

Investments in subsidiaries and associate entities are stated at their net asset values. Other investments are stated at the lower of cost or net realisable value.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value.

The cost of fixed assets is the value of the consideration given to acquire the assets and the value of other directly attributable costs incurred in bringing the assets to the location and condition necessary for their intended service. Impairment in the value of a fixed asset is deemed to occur when the amount recoverable falls below its book value. The recoverable amount is calculated as the higher of net market value and 'value in use' (present value of future cash flows from the continuing use and final disposal of the asset).

Depreciation

Depreciation is calculated on a straight line basis to write off the cost or valuation of fixed assets to their estimated residual value over their expected useful lives. Expected useful lives, which are regularly reviewed, are (on a weighted average basis across the Group):

Buildings	40 years
Plant and equipment (includes computer hardware/software)	3 to 10 years
Land is not depreciated	

Inventories

Merchandise inventory, raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Merchandise inventory is valued on a weighted average cost basis.

Cost of wholesale seeds inventory comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition. Inventories include partially completed services rendered but not yet recognised as service revenue.

Receivables

Accounts receivable and finance receivables include accrued interest and are stated at estimated net realisable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts. A general provision is maintained for unidentified future losses which are inherent in any receivables portfolio. The level of the general provision is determined having regard to economic conditions, the level of net receivable assets and other general risk factors.

All known losses are written off to earnings in the period in which it becomes apparent that the debts are not collectable.

Taxation

The taxation expense charged to the Statement of Financial Performance is the estimated liability in respect of the net surplus after allowance for permanent differences. This is the comprehensive basis for the calculation of deferred taxation. Future taxation benefits attributable to losses carried forward are recognised in the financial statements only where there is virtual certainty that the benefit of the losses will be utilised by the Group.

The provision for current taxation is the estimated amount owing at 30 June. Future taxation benefits attributable to timing differences are recognised in the financial statements only where there is virtual certainty that the benefits of the timing differences will be utilised by the Group. Where available Group, tax offsets are utilised.

Intangible Assets

(i) Goodwill

The excess of cost over the fair value of the net assets of subsidiaries and associated entities is capitalised as goodwill on acquisition and amortised to the Statement of Financial Performance over the period during which benefits are expected to be derived. Discounts on acquisition arise to the extent that the fair value exceeds the purchase cost of subsidiaries and associate entities. This discount is applied proportionately against the fair value of non-monetary assets acquired. Where there are insufficient non-monetary assets, the discount is taken to earnings.

(ii) Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognised in the Statement of Financial Performance as incurred. Development expenditure is recognised as an asset and is stated at cost and amortised on a straight line basis over the period of expected benefits, not exceeding five years.

Research and development expenditure on the development of new seed cultivars is recognised in the Statement of Financial Performance as incurred. Development costs of seed cultivars are in the main indistinguishable from the cultivar research costs.

(iii) Patents and Trademarks

Patents and trademarks are stated at cost and amortised to the Statement of Financial Performance on a straight line basis over their estimated useful lives (8 years).

Share Capital

Share options are granted to senior executives as part of performance incentive schemes. The fair value of share options issued is recognised as a remuneration expense and a corresponding amount is recognised in equity. When options are exercised, the exercise price is recognised as equity. No financial assistance is given by the Company under the share option schemes.

Directors were issued share options under the Directors' Option Plan. These are included within Capital at cost.

Leasing Commitments

Expenditure arising from operating lease commitments is expensed to earnings in the period incurred. Where the benefits expected to be derived are lower than the unavoidable costs of the lease, a provision is recognised.

Statement of Cash Flows

Certain cash flows have been netted in order to provide more meaningful disclosure. Many of the cash flows are received and disbursed on behalf of clients and reflect the activities of the client rather than those of the Group.

These include livestock, real estate and wool transactions where the Group acts as agent.

Financial Instruments

The Group has entered into off-balance sheet interest rate hedging transactions and foreign exchange contracts for the purpose of reducing exposure to fluctuations in interest rates and foreign currencies. In respect of interest rate hedging transactions, the differential to be paid or received is accrued over the life of the transactions and is recognised as a component of interest expense over the same period as the underlying exposure.

Changes in Accounting Policies

The early adoption of FRS-38 Accounting for Investments in Associates has resulted in the inclusion of material associate company earnings in surplus before interest and taxation whereas previously it would have been recorded following the surplus after taxation. With the exception of the above change in accounting policy, uniform accounting policies have been applied throughout Wrightson on a basis consistent with those of the previous year.

Early Adoption of Financial Reporting Standards

The Group has adopted FRS-36 Accounting for Acquisitions Resulting in Combinations of Entities or Operations, FRS-37 Consolidating Investments in Subsidiaries and FRS-38 Accounting for Investments in Associates before their formal application dates. These adoptions have resulted in additional disclosures and restatement of comparatives in the annual accounts and have not had any material impact on the financial results.

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000

2. Operating Revenue

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Trading sales to external customers	570,164	617,958	436,839	497,767
Commissions, rentals and fees	98,000	85,425	102,510	83,750
Interest revenue	1,136	1,423	1,120	1,405
Inter Group sales	-	-	2,105	973
Total operating revenue	669,300	704,806	542,574	583,895

3. Surplus before Taxation

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
After crediting:				
Property sale gain	-	2,373	-	2,373
Equity accounted earnings of associates	450	-	-	-
Dividends – associate companies	78	98	78	98
Dividends – other	8	17	8	17
Gain on liquidation – associate company	3	1	4	1
After charging:				
Rental and operating lease costs	9,462	10,944	8,321	9,391
Depreciation	4,860	4,397	3,014	2,927
Research and development costs (note 3(a))	3,931	5,637	-	-
Goodwill amortisation (note 3(b))	632	3,280	232	146
Other amortisation	156	-	156	-
Bad debts written off	396	606	359	220
Audit fees KPMG	263	252	179	174
Other services provided by the auditors	256	375	254	346
Directors' fees	249	231	249	231
Loss on sale of fixed assets	262	529	228	76
Foreign currency losses/(profits)	31	420	-	(59)
Increase/(decrease) in provision for doubtful debts	(178)	263	(197)	168
Donations	1	12	1	12
Settlement of warranty claims (note 3(c))	-	1,860	-	1,860

(a) Research & development

Wrightson has entered into a research alliance arrangement for the year ended 30 June 2002 with Genesis Research and Development Corporation. This is to undertake discovery based bio-technology testing on Wrightson bred ryegrasses. Costs in 2002 were $638,000 (2001: $2.4 million).

(b) Goodwill amortisation

Existing goodwill is amortised on a straight line basis over periods of up to 10 years.

Goodwill of $2.6 million relating to the acquisition of Wrightson PAS in Uruguay was expensed in 2001 after assessing the future economic benefits of this investment.

(c) Warranty claims

Wrightson Limited gave warranties in connection with the 1998 sale of Wrightson Farmers Finance Limited to Rabobank. Claims were made by Rabobank under these warranties and were settled in 2001.

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000

4. Net Funding (Cost)/Benefit

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Net interest paid and payable:				
Bank loans	316	265	217	265
Short term loans and bank overdrafts	363	538	472	326
Hedging costs	5	-	4	-
	684	803	693	591
Net interest received and receivable:				
Money market deposits	410	412	410	412
Hedging gains	-	65	-	8
Amounts received from Group companies	-	-	1,133	1,951
	410	477	1,543	2,371
Net funding (cost)/benefit	(274)	(326)	850	1,780

5. Taxation Expense

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Surplus before taxation	31,444	20,362	18,244	22,566
Taxation at 33 percent	10,376	6,719	6,020	7,447
Adjusted for:				
Non-deductible expenses	450	1,992	258	865
Non-assessable income	(185)	(102)	(27)	(82)
Other net adjustments	(17)	316	(28)	(38)
Tax losses (recognised)/not recognised	(993)	856	-	-
	9,631	9,781	6,223	8,192
Net under provision in respect of prior years	799	533	290	475
Taxation expense	10,430	10,314	6,513	8,667
The taxation expense consists of:				
Current taxation	9,647	10,618	5,803	9,015
Deferred taxation	783	(304)	710	(348)
	10,430	10,314	6,513	8,667
Tax losses				
Unrecognised tax losses available for set off against future assessable income for Wrightson Seeds (Australia) Pty Limited:				
Tax losses	3,722	7,396		
Tax benefit	1,117	2,219		

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
6. Imputation Credit Account				
Balance as at 1 July	10,287	2,025	6,496	(28)
Taxation paid	10,556	10,448	6,529	8,710
Imputation credits attached to dividends received	42	68	42	68
Transfers, refunds and adjustments	(24)	-	(1)	-
Imputation credits attached to dividends paid	(6,509)	(2,254)	(6,509)	(2,254)
Balance as at 30 June	14,352	10,287	6,557	6,496
At balance date, the imputation credits available to shareholders of the Parent company are as follows:				
Through the Parent company	6,557	6,496		
Through subsidiaries	7,795	3,791		
	14,352	10,287		

	Group/Parent		Group/Parent	
	2002 $000	2001 $000	2002 No. shares	2001 No. shares
7. Capital				
Paid in share capital (ordinary shares):	33,921	33,913	134,135,558	134,120,949
Shares issued	77	8	89,652	14,609
Share options issued	164	-	-	-
Capital	34,162	33,921	134,225,210	134,135,558

Shares issued

Under the Wrightson Senior Executives Securities Plan approved at the Annual Meeting in October 2000, 14,609 shares were issued to executives on 24th November 2000. There is a restrictive period associated with these shares and the potential for shares to be forfeited under the plan in the event that an executives' employment terminates. The value applied to the shares at the date of issue (57.5 cents) has been expensed and capitalised to equity.

Wrightson Executive Share Option Plans

(a) Wrightson EVA Option Plan

Senior Executive remuneration previously included a bonus scheme based on Economic Value Added (EVA) performance measures with a portion of any bonus to be applied to the purchase of share options by the executive. The price for the options was calculated based on the Black Scholes pricing methodology at a fair market price taking into account the characteristics of the options. Options issued cannot be exercised for three years and expire 10 years after they are issued. The price which is payable to exercise these options is set, initially, at 90% of the market price of a Wrightson share and escalates each year by 70% of the Group's cost of equity less gross dividends paid.

Note: this plan has been replaced by the Wrightson Senior Executives Securities Plan.

Total options granted at 30 June 2002 247,473 (2001: 287,125)

(b) Wrightson Executive Option Plan

In addition, Wrightson also operated an Executive Option Plan whereby certain key executives were granted a number of options to purchase ordinary shares in Wrightson. The plan permitted flexibility in the terms on which options were granted. Options granted under the plan may be exercised, subject to employment conditions, at specified times during the period commencing three years, and ending 10 years, after the commencement date of the executive's participation in the plan. The exercise price payable is, initially, the market price of a Wrightson share but escalates by the Group's cost of equity less gross dividends paid.

Note: this plan has been replaced by the Wrightson Senior Executives Securities Plan.

Total options granted at 30 June 2002	1,506,183	(2001: 1,621,973)

(c) Wrightson Senior Executives Securities Plan

At the Annual Meeting in October 2000, a Senior Executives Securities Plan was approved whereby 'Executives' incentive remuneration includes the issue of options and shares. The price applied to the options and shares is determined by an independent financial advisor using a recognised valuation methodology. Shares and options issued are subject to constraints for a restrictive period.

Total options granted at 30 June 2002	6,233,690	(2001: 4,163,096)
Total shares issued at 30 June 2002	14,609	(2001: 14,609)

(d) Wrightson Directors' Option Plan

At the Annual Meeting in November 1996, a Directors' Option Plan was approved whereby Directors were required to utilise a portion of their base Director's fee to purchase options under the plan, or on election, to purchase ordinary shares (at the prevailing market price) in Wrightson. The price for the options was calculated based on the Black Scholes pricing methodology as a fair market price taking into account the characteristics of the options. Options issued cannot be exercised for three years and expire 10 years after they are issued. The price which is payable to exercise these options is set, initially, at 90% of the market price of a Wrightson share and escalates each year by 70% of the Group's cost of equity less gross dividends paid.

Note: this plan is no longer operative and no further options will be issued.

Total options granted at 30 June 2002	139,000	(2001: 139,000)

Share options issued

	Number	Expiry date	Option price
(a) Wrightson EVA Option Plan	33,000	September 2005	$0.24
	31,763	September 2006	$0.19
	2,330	September 2008	$0.155
	180,380	August 2010	$0.031
	247,473		
(b) Wrightson Executive Option Plan	150,000	September 2006	Nil
	25,000	July 2007	Nil
	75,000	October 2007	Nil
	1,256,183	December 2009	Nil
	1,506,183		
(c) Wrightson Senior Executives Securities Plan	4,163,096	November 2007	Nil Exercise price $0.57
	2,070,594	August 2008	Nil Exercise price $1.13
	6,233,690		
(d) Wrightson Directors' Option Plan	139,000	March 2010	$0.045

The following shows the effect on earnings and asset backing per share if all options were to be exercised.

	Earnings per share	Asset backing per share
Current shares issued	15.8 cents	90 cents
Current shares issued and options exercisable	14.9 cents	85 cents

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000

8. Other Reserves

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
(a) Foreign currency translation reserve				
Balance as at 1 July	111	69	-	-
Movements during the year	(243)	42	-	-
Balance as at 30 June	(132)	111	-	-
(b) Subsidiary companies investment revaluation reserve				
Balance as at 1 July	-	-	2,932	6,136
Revaluation of investments	-	-	8,873	(3,204)
Balance as at 30 June	-	-	11,805	2,932
(c) Retained earnings in associate companies				
Balance as at 1 July	(89)	(89)	(101)	(101)
Realisation of investments	-	-	-	-
Balance as at 30 June	(89)	(89)	(101)	(101)
(d) Associate companies investment revaluation reserve				
Balance as at 1 July	604	604	511	511
Revaluation of investments	-	-	450	-
Balance as at 30 June	604	604	961	511
(e) Other capital reserves				
Balance as at 30 June	755	755	755	755
Total other reserves	**1,138**	**1,381**	**13,420**	**4,097**

9. Current Liabilities

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Bank overdrafts – secured (note 11)	10,843	7,724	9,230	5,878
Trade creditors	83,160	104,105	66,924	94,767
Accruals and other liabilities	12,723	16,076	9,844	5,494
Provisions (note 12)	12,214	12,257	8,823	9,062
Income tax payable	-	212	-	538
Amounts owing to subsidiaries	-	-	1,812	1,716
	118,940	140,374	96,633	117,455

10. Non-Current Liabilities

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Provisions (note 12)	2,577	3,489	2,577	2,951
Advances owing to subsidiaries	-	-	14,726	12,915
	2,577	3,489	17,303	15,866
(a) Summary of repayment terms – advances				
Due within:				
Non-specified period	-	-	14,726	12,915
	-	-	14,726	12,915
Weighted average interest rates on term liabilities				
Due within:				
Non-specified period	-	-	7.20%	7.60%

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
(b) Bank facilities				
Bank overdraft facilities				
Secured	10,000	10,000	10,000	10,000
Bank loan facilities (secured):				
Expire within:				
One year	30,000	30,000	30,000	30,000
Total lines of credit	40,000	40,000	40,000	40,000
Utilised:				
Bank overdraft – secured	10,843	7,724	9,230	5,878
	10,843	7,724	9,230	5,878
Unutilised	29,157	32,276	30,770	34,122

11. Secured Borrowings

The Parent company bank facilities of $40,000,000 (2001: $40,000,000) are secured over the assets of the Group.

12. Provisions

	Group 2002	Group 2001	Parent 2002	Parent 2001
Current:				
Employee entitlements (note 12(a))	8,669	9,088	7,167	7,460
Surplus property leases (note 12(b))	723	1,444	371	672
Loyalty reward programme (note 12(c))	1,144	930	1,144	930
Restructuring (note 12(d))	857	795	-	-
Other (note 12(e))	821	-	141	-
	12,214	12,257	8,823	9,062
Non-current:				
Employee entitlements (note 12(a))	382	359	382	359
Surplus property leases (note 12(b))	2,195	3,130	2,195	2,592
	2,577	3,489	2,577	2,951
(a) Provision for employee entitlements				
Balance as at 1 July	9,447	7,071	7,819	5,069
Additional provision made	7,417	8,314	6,573	7,693
Amount utilised	(7,646)	(5,938)	(6,843)	(4,943)
Unused provision reversed	(167)	-	-	-
Balance as at 30 June	9,051	9,447	7,549	7,819
Current	8,669	9,088	7,167	7,460
Non-current	382	359	382	359

The provision for employee entitlements relates to employee benefits such as accrued annual leave, long service leave and awards. The provision is affected by a number of estimates, including the expected length of service of employees and the timing of benefits taken. The long service policy has been terminated but existing obligations will be met over the period to 2011.

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
(b) Provision for surplus property leases				
Balance as at 1 July	4,574	5,016	3,264	4,297
Additional provision made	992	1,527	912	818
Amount utilised	(1,292)	(988)	(934)	(870)
Unused provision reversed	(1,356)	(981)	(676)	(981)
Balance as at 30 June	2,918	4,574	2,566	3,264
Current	723	1,444	371	672
Non-current	2,195	3,130	2,195	2,592

Due to restructuring of activities, the Group no longer occupies facilities which are subject to non-cancellable leases. Facilities are sublet where possible. For empty premises, and where subleased rental income is less than the rental expense being incurred, the net obligation under the lease agreement has been provided for. The lease liability will be incurred through to 2006.

(c) Provision for loyalty reward programme				
Balance as at 1 July	930	845	930	845
Additional provision made	1,380	859	1,380	859
Amount utilised	(1,166)	(774)	(1,166)	(774)
Balance as at 30 June	1,144	930	1,144	930

A Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption.

(d) Provision for restructuring				
Balance as at 1 July	795	902	-	-
Additional provision made	158	-	-	-
Amount utilised	(59)	(107)	-	-
Unused provision reversed	(37)	-	-	-
Balance as at 30 June	857	795	-	-

Wrightson has undertaken some structural changes over the past three years which are expected to be completed during the 2003 year. The provision provides for:

i) a rationalisation of the surplus capacity in the Group Grain and Seed business involving site closures and plant disposal

ii) organisational changes focusing on a geographic structure.

(e) Other provisions				
Balance as at 1 July	-	-	-	-
Additional provision made	821	-	141	-
Balance as at 30 June	821	-	141	-

Other provisions are miscellaneous provisions that do not fall within the above categories and are not individually material. They include provisions for legal claims and disputes.

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
13. Current Assets				
Receivables (note 13(a))	106,159	125,571	85,828	106,862
Inventories (note 13(b))	73,408	72,346	37,433	33,295
Insurance broking deposit	6,900	5,221	6,900	5,221
Cash and deposits	13,867	17,676	7,004	15,009
Income tax refundable	1,158	-	806	-
	201,492	220,814	137,971	160,387

All monies transacted on account of the Group's insurance broking business are separately deposited in an insurance broking client account in accordance with section 14 of the Insurance Intermediaries Act 1994.

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
(a) Receivables				
Accounts/finance receivables	104,745	123,688	83,325	106,375
Less provision for doubtful debts	(2,313)	(2,879)	(1,184)	(1,380)
Other receivables and prepayments	3,727	4,762	3,220	1,849
Amounts owing from subsidiaries	-	-	467	18
Total receivables	106,159	125,571	85,828	106,862
(b) Inventories				
Merchandise/finished goods	63,762	60,449	37,433	33,295
Raw materials and work in progress	9,646	11,897	-	-
Total inventories	73,408	72,346	37,433	33,295

Certain trade inventories are purchased subject to restriction of title (Romalpa clause). These restrictions are met in the normal course of business by payment for the goods under the purchase terms of trade.

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
14. Non-Current Assets				
Fixed assets (note 14(a))	31,697	28,176	22,226	19,380
Investments (note 14(b))	2,265	1,199	70,130	62,610
Deferred taxation (note 14(c))	3,546	4,328	2,332	3,041
Intangible assets (note 14(d))	3,717	3,527	1,912	1,330
	41,225	37,230	96,600	86,361

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
(a) Fixed assets				
Cost:				
Land	2,778	2,787	2,585	2,595
Buildings	15,226	14,733	12,176	11,786
Plant and equipment	32,586	29,289	19,998	17,519
Total cost	50,590	46,809	34,759	31,900
Accumulated depreciation:				
Buildings	5,923	5,086	4,970	4,763
Plant and equipment	12,970	13,547	7,563	7,757
Total accumulated depreciation	18,893	18,633	12,533	12,520
Net book value:				
Land	2,778	2,787	2,585	2,595
Buildings	9,303	9,647	7,206	7,023
Plant and equipment	19,616	15,742	12,435	9,762
Total net book value	31,697	28,176	22,226	19,380

Fully depreciated fixed assets of $27,365,696 have been eliminated from cost and accumulated depreciation in 2002 (2001: $27,282,502). The aggregate of the latest government valuations of land and buildings carried out between 1994 and 2002 was $22,774,766 (2001: $20,855,905).

(b) Investments				
Investments in subsidiaries (i)	-	-	46,547	34,647
Investments in associate companies (ii)	2,265	1,120	2,169	1,024
Investments in other companies	-	79	-	71
Advances to subsidiaries	-	-	21,414	26,868
Total investments	2,265	1,199	70,130	62,610

Subsidiaries

(i) The principal subsidiary companies are as follows:

(a) The following subsidiary companies are wholly owned, have a 30 June balance date, and are involved in rural servicing activities:

Agriculture New Zealand Limited

Agri-feeds Limited

Computer Aided Livestock Marketing (NZ) Limited

OneWool Limited (formerly Wrightson Wool Investments Limited)

Wrightson Financial Services Limited (Incorporated 11 October 2001)

Wrightson Investments Limited

Wrightson Property Holdings Limited

Wrightson Seeds (Australia) Pty Limited

Wrightson Seeds Limited

(b) The subsidiary company Wrightson PAS is a Uruguayan company, 51% owned by Wrightson Investments Limited, with a 30 November balance date and involved in seed operations including facilitating the sales and service of New Zealand seed in Uruguay. Financial results are included for the year ended 30 June.

Associates

(ii) Investments in associate companies comprise primarily shareholdings in saleyard companies, the market value of which is difficult to determine. The Directors are of the view that with the exception of the following investment, the value of these interests is immaterial.

The New Zealand Merino Company Limited – 35% shareholding acquired October 2001.
Investment book value 30 June 2002: $1,292,709.
The company is involved in the processing and marketing of merino wool.

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Carrying amount of associates				
Balance as at 1 July	1,120	1,407		
New investments	843	-		
Equity accounted earnings of associates	450	-		
Dividends from associates	-	-		
Disposal of associates	(148)	(287)		
Balance as at 30 June	2,265	1,120		
Equity accounted earnings of associates				
Surplus before income tax	672	-		
Income tax	(222)	-		
Total recognised revenues and expenses	450	-		
(c) Deferred taxation				
Balance as at 1 July	4,328	4,024	3,041	2,693
Current year (charges)	(782)	308	(709)	348
Reversal of prior year benefit	-	(4)	-	-
Balance as at 30 June	3,546	4,328	2,332	3,041
(d) Intangible Assets				
Goodwill (i)	2,595	3,218	797	1,020
Development costs (ii)	862	-	862	-
Patents/Trademarks	260	310	253	310
	3,717	3,528	1,912	1,330
(i) Goodwill				
Cost	2,950	4,340	1,152	1,143
Accumulated amortisation	(355)	(1,122)	(355)	(123)
	2,595	3,218	797	1,020
Balance as at 1 July	3,218	5,555	1,020	222
Goodwill arising on acquisition	9	888	9	888
Amortisation	(632)	(577)	(232)	-
Impairment writedown	-	(2,648)	-	(90)
Balance as at 30 June	2,595	3,218	797	1,020
(ii) Development costs				
Balance as at 1 July	-	-	-	-
Costs capitalised	962	-	962	-
Amortisation	(100)	-	(100)	-
Balance as at 30 June	862	-	862	-

Development costs have been incurred in the design and implementation of a Rural Supplies centralised logistics operation.

15. Financial Instruments

(a) Nature of activities and management policies with respect to financial instruments

(i) Foreign exchange risk

The Group undertakes transactions denominated in foreign currencies and exposure to movements in foreign currency arise from these activities. It is the Group's policy to hedge foreign currency risks as they arise. In some circumstances foreign exchange options are used to hedge potential foreign exchange risk. The Group uses a combination of forward, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance date are $46,365,505 (2001: $27,978,000) for Group and $35,647,961 (2001: $9,275,000) for Parent. The cash settlement requirements of these contracts approximates the notional contract amount shown above.

(ii) Interest rate risk

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate.

There were no interest rate contracts at 30 June 2002 (30 June 2001: nil).

(iii) Credit risk

In the normal course of business, credit risk is incurred from trade debtors and placements with financial institutions. There are no significant concentrations of credit risk. The Group has a credit policy to manage this risk. As part of the policy, limits on exposures have been set and are monitored on a regular basis. The Group does not require any collateral or security to support financial instruments.

The maximum exposure to credit risk arising from derivative financial instruments is as follows:

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Amount receivable under foreign exchange contracts	17,312	13,039	12,648	7,874

(b) Fair value

The fair value of the following financial instruments differ from their carrying values shown in the Statement of Financial Position:

	Group			
Assets:	2002 Carrying Value $000	2002 Fair Value $000	2001 Carrying Value $000	2001 Fair Value $000
Forward foreign exchange contracts	-	1,138	-	(453)
Foreign exchange options	351	1,706	-	-
	Parent			
Assets:				
Forward foreign exchange contracts	-	928	-	(157)
Foreign exchange options	351	1,668	-	-

The methods used to estimate the fair values for each class of financial instrument are detailed below.

Foreign exchange contracts, interest rate options and interest rate swaps

The fair value of these instruments is based on the quoted market price of these instruments.

(c) Repricing analysis

Only the short-term deposits and borrowings at floating rates are interest rate sensitive.

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000

16. Reconciliation of Surplus After Taxation With Net Cash Flow from Operating Activities

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Surplus after taxation	**21,014**	**10,048**	**11,731**	**13,899**
Add/(deduct) items classified as investing or financing activities:				
Net loss/(profit) on sale of fixed assets	262	529	228	76
Net loss/(gain) on sale of investments	3	1	4	1
	265	530	232	77
Add/(deduct) non-cash items:				
Depreciation	4,860	4,397	3,014	2,927
Intangibles amortisation	788	3,280	388	146
Increase/(decrease) in provision for doubtful debts	(454)	263	(197)	168
(Increase)/decrease in deferred taxation	782	(303)	709	(348)
Equity accounted earnings from associates	(450)	-	-	-
Other	438	2,416	130	3,443
	5,964	10,053	4,044	6,336
Add/(deduct) movement in working capital items:				
(Increase)/decrease in inventories	(1,694)	(4,528)	(4,138)	(4,690)
(Increase)/decrease in accounts receivables and prepayments	25,629	(23,414)	19,648	(21,374)
Increase/(decrease) in trade creditors	(25,122)	11,106	(27,843)	17,928
Increase/(decrease) in provisions and accruals	719	10,566	3,738	2,115
Increase/(decrease) in income tax payable/receivable	(1,370)	(384)	(1,344)	(80)
	(1,838)	(6,654)	(9,939)	(6,101)
Net cash flow from operating activities	**25,405**	**13,977**	**6,068**	**14,211**

17. Commitments

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Commitments for capital expenditure at year end not provided for in the financial statements:	1,731	1,562	1,658	1,553

18. Contingent Liabilities

There are contingent liabilities in respect of:

	Group 2002 $000	Group 2001 $000	Parent 2002 $000	Parent 2001 $000
Legal actions pending (i)	3,351	1,808	915	30
Guarantees (ii)	3,364	2,250	3,364	2,720
Wrightson Loyalty Reward Programme (iii)	2,150	1,800	2,150	1,800
	8,865	5,858	6,429	4,550

(i) Legal actions

In respect of the legal actions, the Group disputes any liability and has received legal advice supporting its position.

(ii) Guarantees

The guarantees are provided to a leasing company in respect of staff-owned business vehicles and to the banks for subsidiary company borrowings.

(iii) Wrightson Loyalty Programme

The Wrightson Loyalty Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

(iv) Wrightson Retirement Plan

Wrightson Limited has a contingent liability to maintain actuarial soundness of the Wrightson Retirement Plan in terms of a Trust Deed dated 2 October 1995. A triennial review of the fund is completed by an independent actuary with the last review completed for the period ended 30 June 1999.

On 1 March 1999, Wrightson Limited ceased making contributions to the Wrightson Retirement Plan on the advice of the Plan's Actuary that in the interim such contributions were no longer necessary. The Actuary has completed a limited scope review as at 30 June 2001 and recommended contributions to the Plan recommence from 1 July 2002.

19. Operating Lease Commitments

The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at balance date are as follows:

	Group		Parent	
	2002 $000	2001 $000	2002 $000	2001 $000
Within one year	8,144	8,634	6,650	7,512
One to two years	5,988	5,430	4,809	4,600
Two to five years	11,167	9,677	8,895	8,102
Beyond five years	3,269	2,135	1,936	812
	28,568	25,876	22,290	21,026

20. Amounts Owing to/from Directors

Some directors use the Wrightson American Express credit card facility and/or have farming interests where they enter into transactions with the Group in the normal course of business for those farming operations. At 30 June 2002, $59,249 (2001: $45,937) was owed by Directors and $127,176 (2001: nil) was owed to Directors with Wrightson Limited monthly accounts.

21. Related Party Transactions

The Parent company has entered into certain transactions with its subsidiaries as disclosed in notes 2 and 3 (operating revenue and surplus before taxation). The subsidiary balances at year end are disclosed in notes 9 and 10 (current and non-current liabilities), notes 13 and 14 (current and non-current assets) and in the Statement of Financial Position. Details of subsidiaries are disclosed in note 14(b) (investments).

22. Segment Information

(a) Industry segments

The Group operates predominantly in one industry segment, its primary business being the supply of products and services to the rural industry. These include:

- Real estate and insurance services
- Supply of seeds, grains and feed supplements
- Livestock marketing and supply
- Wool procurement, warehousing, marketing and export
- Rural merchandise
- Farm consultancy
- Forestry services
- Farm finance

(b) Geographic segments

The Group operates predominantly in New Zealand, with one business unit in Australia and a majority-owned company in Uruguay that represent less than 5% of Group revenue. The Australian business unit facilitates the export seed sales and services of New Zealand operations in addition to their own seed trading operations. The Uruguay business provides market access for Wrightson proprietary seeds. Inter-segment pricing is determined on an arm's length basis.

	Region		Consolidated	
	2002 $000	2001 $000	2002 $000	2001 $000
Revenue derived from outside the Group				
New Zealand	643,397	677,190		
Australia	21,243	21,413		
Uruguay	4,660	6,203		
Total revenue derived from outside the group			**669,300**	**704,806**
Inter-segment revenue (eliminated on consolidation)				
New Zealand	26,759	22,432		
Australia	1,025	367		
Uruguay	-	21		
Segment net surplus/(loss)				
New Zealand	18,055	16,882		
Australia	3,265	(2,746)		
Uruguay	(156)	(3,483)		
Total net surplus			**21,164**	**10,653**
Segment assets				
New Zealand	224,766	241,468		
Australia	12,882	9,472		
Uruguay	5,069	7,104		
Total assets			**242,717**	**258,044**

23. Events Subsequent to Balance Date

Subsequent to balance date, on 21 August 2002, the Directors declared a dividend of 8.0 cents per share, being a total dividend of $10.7 million. The dividend has not been recognised in the financial statements.

Disclosure of Interests by Directors

The following particulars of notices were given by Directors of the Company pursuant to section 140 (2) of the Companies Act 1993. (# interest ceased during the year.)

Director	Interest	Organisation
J.L. Palmer	Chairman	Air New Zealand Limited
		Nelson Fruit Services Limited
	Director	AMP Bank Limited
		Cold Storage Nelson Limited
		The New Zealand Merino Company Limited#
		Saxton Fruit Limited
	Member	AMP New Zealand Advisory Board
P.E.A. Baines	Chairman	Tower Managed Funds Limited
	Director	Comalco New Zealand Limited
		Fletcher Building Limited
		Gough Gough & Hamer Limited
		Greenstone Fund Limited
		Reserve Bank of New Zealand
		Telecom Corporation of New Zealand Limited
		Upstart Capital Limited
D.J. Brownrigg	Director	Agfirst Pastoral (HB) Limited
		Brownrigg Agriculture Limited
		CFL Joint Venture Limited
		Livestock Partner Limited
		Wagyu Breeders Limited
		David & Jonathan Brownrigg Limited
A.L. Freeth	Director	The New Zealand Merino Company Limited
	Trustee	Massey University Agricultural Research Fund
J.J. Grant	Chairman	New Zealand Meat Board
	Director	Beef & Lamb Marketing Bureau Inc.#
		Compact Advisory
		Freesia Finance Limited
		Freesia Meat Holdings Limited
		Invest South Limited
		Northern Southland Health Limited#
		Primary Resources Limited
		Southern Flora (New Zealand) Limited
H.W. van der Heyden***		Fonterra Co-operative Group Limited
		New Zealand Dairy Foods Limited#
		New Zealand Dairy Board#
		RD1.COM Limited#
		The New Zealand Co-operative Dairy Company Limited#
A.M. Paterson	Chairman	Electricity Complaints Commission
		Landcorp Farming Limited
		District Health Boards New Zealand Inc.#
		Waitemata District Health Board#
	Director	Health Benefits Limited#
		Reserve Bank of New Zealand
		Tower Insurance Limited
	Member	Market Surveillance Panel
		Inland Revenue Audit & Risk Assurance Committee#
	Consultant	Beattie Rickman
Hon. Ruth Richardson	Chairman	Cardinal Australia Pty Limited#
		I-cap Mezzanine Partners Limited
		I-cap Equity Partners Limited
		ICP Bio Limited
		Jade Software Corporation Limited
		Kula Fund
		Morningstar Research Pty Limited#
	Director	Canterbury International Limited
		Centre for Independent Studies
		Jade Direct (UK) Limited
		Jade Direct Australia Pty Limited
		Oyster Bay Marlborough Vineyards Limited
		Reserve Bank of New Zealand
		Ruth Richardson (NZ) Limited
		The New Zealand Merino Company Limited
P.M. Smith****	Chairman	RD1.COM Limited#
		The Lion Foundation
	Director	Auckland International Airport Limited
		Fisher & Paykel Healthcare
		Fonterra Co-operative Group Limited#
		Taylors Group Limited
		The New Zealand Co-operative Dairy Company Limited#
		The Campbell and Ehrenfried Company Limited
		Tru-Test Limited
		United Networks Limited

In addition, J.L. Palmer, P.E.A. Baines, D.J. Brownrigg, H.W. van der Heyden, J.J. Grant and Hon. Ruth Richardson advised that they each have interests in farming and/or forestry operations and may transact business with Wrightson Group companies on normal terms of trade.

Directors' Remuneration

The following persons held office as Director during the year to 30 June 2002 and received the following remuneration (including the value of any benefits such as share options issued to the Managing Director):

	$
J.L. Palmer	$75,000
P.E.A. Baines	$30,000
D.J. Brownrigg	$25,000
A.L. Freeth (Managing Director)	$532,344
A.I. Gibbs*	$2,083
J.J. Grant	$25,000
H. W. van der Heyden***	$21,500
A.M. Paterson	$30,000
Hon. Ruth Richardson	$25,000
J.D. Shale**	$3,700
P. M. Smith****	$11,083

* A. I. Gibbs resigned 7 August 2001

** J. D. Shale resigned 8 August 2001

*** H. W. van der Heyden was appointed 22 August 2001

**** P. M. Smith was appointed 22 August 2001 and resigned 31 January 2002

Directors' Shareholdings

		30 June 2002	30 June 2001
J.L. Palmer	Beneficially owned	164,925	164,925
P.E.A. Baines	Beneficially owned	70,000	70,000
	Share options beneficially owned	139,000	139,000
D.J. Brownrigg	Beneficial interest	47,500	52,500
	Beneficially owned	10,000	-
A.L. Freeth	Beneficially owned	64,500	14,500
	Share options	1,324,825	991,667
	Held by associated person	24,400	24,400
J.J. Grant	Beneficially owned	53,000	47,000
H.W. van der Heyden	Beneficially owned	5,000	-
A.M. Paterson	Beneficially owned	45,871	45,871
Hon. Ruth Richardson	Beneficially owned	34,500	34,500

Directors' Share Transactions

The Directors of the Company have notified the Company of the following share transactions between 1 July 2001 and 30 June 2002.

Director	Transaction	Date	Number	Price per share/option
D.J. Brownrigg	Share purchase	8 July 2001	5,000	$1.02
		16 August 2001	5,000	$1.08
A.L. Freeth	Options issued	30 August 2001	383,158	nil
	Share options exercised	29 October 2001	50,000	$0.77
J.J. Grant	Share purchase	27 September 2001	6,000	$0.96

Directors' Indemnity and Insurance

In accordance with section 162 of the Companies Act 1993 and the Constitution of the Company, the Company has insured all its Directors against liabilities to other parties that may arise from their positions as Directors of the Company. This insurance does not cover liabilities arising from criminal actions and deliberate and reckless acts or omissions by the Directors.

Use of Company Information by Directors

No notices were received from Directors pursuant to section 145 of the Companies Act 1993 requesting to use Company information received in their capacity as Directors which would otherwise not have been available to them.

General Disclosures

Subsidiary Company Directors

The Boards of the Company's wholly owned New Zealand subsidiary companies consist entirely of executives of the Group. None of the subsidiary company Directors' receives Directors' fees or other benefits as a Director. The following people have held office as Directors of wholly owned New Zealand subsidiary companies during the period from 1 July 2001 to 30 June 2002:

A.L. Freeth, S.D. White.

Employee Remuneration

Set out below are the numbers of employees of the Company and its subsidiaries who received remuneration and other benefits of $100,000 or more during the year, in their capacity as employees. Amounts paid include the employer's contributions to superannuation funds, retiring entitlements and payments to terminating employees (e.g. long service leave). Redundancy payments are not included. The schedule includes 20 Livestock staff who are remunerated on a commission basis and whose remuneration fluctuates materially from year to year.

Remuneration $	Number of employees	Remuneration $	Number of employees
100,000-110,000	10	210,001-220,000	1
110,001-120,000	14	220,001-230,000	4
120,001-130,000	8	230,001-240,000	3
130,001-140,000	5	240,001-250,000	6
160,001-170,000	4	250,001-260,000	1
170,001-180,000	3	260,001-270,000	2
180,001-190,000	1	270,001-280,000	1
190,001-200,000	1	310,001-320,000	1
200,001-210,000	4	330,001-340,000	1

The Remuneration and Appointments Committee of the Company's Board approves the Group's remuneration policy. The Committee also approves the remuneration of the Managing Director and executives who report directly to the Managing Director.

Shareholder Statistics

Wrightson Limited is listed on the New Zealand Stock Exchange. As at 25 July 2002, Wrightson Limited had 134,225,210 ordinary shares on issue.

Substantial security holders

At 25 July 2002, the following security holders had given notice pursuant to section 26 of the Securities Amendment Act 1988 that they were substantial security holders in the Company as follows:

Shareholder	Number of shares	Date of notice
Marathon Asset Management Limited	11,474,800	2 April 2001
RD1.COM Limited	26,700,000	19 July 2001

Twenty largest registered shareholders

The 20 largest shareholders in Wrightson Limited as at 25 July 2002 were:

Shareholder	Number of shares held	% of shares held
1. RD1.COM Limited	26,700,000	19.89%
2. National Nominees New Zealand Limited*	14,487,400	10.79%
3. ANZ Nominees Limited*	2,084,863	1.55%
4. The Trustees Executors and Agency Company of New Zealand*	1,948,663	1.45%
5. Westpac Banking Corporation – Client Assets No. 2*	1,745,900	1.30%
6. Accident Compensation Corporation*	1,354,486	1.00%
7. Leveraged Equities Limited	965,656	0.71%
8. J S Underdown	929,500	0.69%
9. Soo York Chan	901,000	0.67%
10. Citibank Nominees (New Zealand) Limited*	798,420	0.59%
11. Forbar Custodians Limited	679,667	0.50%
12. ABN Amro Craigs Limited	610,622	0.45%
13. Jarden Custodians Limited	600,000	0.44%
14. Ashfield Farm Limited	510,000	0.37%
15. N J Kaptein	500,000	0.37%
16. ASB Nominees Limited	496,944	0.37%
17. Sterling Nominees Limited	464,400	0.34%
18. G C and C Smith	400,000	0.29%
19. T J Holdings (Canterbury) Limited	382,800	0.28%
20. K S Jeffery	366,446	0.27%

* Shares held in the name of New Zealand Central Securities Depository Limited

Analysis of shareholdings

Distribution of ordinary shares and shareholdings at 25 July 2002 was:

Size of holding	Number of shareholders	% of shareholders	Number of shares	% of shares
1-499	264	1.40%	71,539	0.05%
500-999	9,814	52.04%	5,181,171	3.86%
1,000-4,999	5,103	27.06%	10,977,187	8.18%
5,000-9,999	1,603	8.50%	9,961,456	7.42%
10,000-49,999	1,843	9.77%	31,383,808	23.38%
50,000-999,999	227	1.20%	28,328,737	21.11%
1,000,000 and over	6	0.03%	48,321,312	36.00%
Total	18,860	100.00%	134,225,210	100.00%

Registered addresses of shareholders as at 25 July 2002 were:

Address	Number of shareholders	% of shareholders	Number of shares	% of shares
New Zealand	18,182	96.41%	131,978,085	98.32%
Australia	486	2.58%	813,291	0.61%
Europe	76	0.40%	444,677	0.33%
Asia	57	0.30%	482,744	0.36%
USA/Canada	42	0.22%	426,895	0.32%
Pacific Islands	9	0.05%	45,452	0.03%
Other	8	0.04%	34,066	0.03%
Total	18,860	100.00%	134,225,210	100.00%

Corporate Governance

The Board of Wrightson is committed to acting with integrity and expects high standards of behaviour and accountability from all its officers and staff. Certain aspects are set out in more detail in a Corporate Code of Conduct.

The Board's primary objective is the creation of shareholder value through following appropriate strategies and ensuring effective and innovative use of Company resources in providing customer satisfaction. The Company will be a good employer and a responsible corporate citizen.

Corporate Governance Guidelines

1. Size of Board

The Constitution provides that there will be not less than three and not more than 10 Directors. The Board considers that between six and eight non-executive Directors is desirable for effective decision making.

2. Executive Directors

The Board has appointed the present Chief Executive as Managing Director. The Board does not propose to appoint other executives as Directors of the Company.

3. Tenure of Directors

The Constitution contains no provisions for compulsory retirement or a fixed tenure for Directors.

The Board will formally review the service of each Director prior to their being nominated for re-election. The general expectation will be support for nine to 12 years' service. In addition, the Board will take into account such things as capacity to contribute special abilities or experience, and the need to obtain additional skills or fresh perspectives.

4. Chairman

The Chairman will be appointed by the Board from among the independent, non-executive Directors for a three-year term. The appointment will be reviewed by the remaining Directors at the end of each term.

5. Performance Evaluation

The Board will formally review the performance of the Chief Executive each year and will discuss his review of senior executives and succession planning.

The Board will also review its own performance as a group.

6. Board Committees

The Board will appoint from its members the following permanent Committees:

Audit Committee

- To interface with Management and the internal and external auditors and review the accounts of the Company.
- To oversee the Group management of operational risk and compliance.
- To oversee matters relating to the financial integrity of the Company.

Remuneration and Appointments Committee

- To review the Board governance guidelines, the performance of the Board and its membership structure, consequent to full Board discussion.
- To identify potential candidates for Board appointment and arrange for the effective induction of new Directors into the affairs of the Company.
- To undertake the performance appraisal of the Chief Executive and review the appraisal of direct reports to the Chief Executive.
- To review compensation policy and procedures, including employee benefits and superannuation, and recommend to the Board remuneration changes for the Chief Executive and direct reports.
- To review succession planning and senior management development plans.

The Committees will be made up of non-executive Directors and each Committee will have a detailed charter. Senior management will be invited to attend as is considered appropriate.
The Committees may appoint advisors as they see fit.

7. Conflicts of Interest

A Director is required to disclose to the Board any actual or potential conflicts of interest. Except where required by the Companies Act 1993, the Director may not vote on the matter or be counted in the quorum. The Director may attend the meeting unless two thirds of those present request otherwise.

Conflicts of interest may arise:

- where the Director is indirectly or directly involved in the matter;
- where it may not be possible to give the Company undivided loyalty because of a Director's relationship with others involved, and;
- where a Director's views are fettered under an arrangement that limits free exercise for the Company's benefit.

8. Outside Directorships

Before accepting any outside company directorships, senior management will seek the approval of the Chairman.

9. Directors' Shareholding

Directors are required to hold a minimum of 5,000 shares.

10. Insider Trading

The Company has a detailed insider trading policy applying to all Directors and staff which incorporates all insider trading regulatory restraints. Outside the legislated non-trading periods, Directors and senior officers are able to trade in Company shares in accordance with that policy except when they are in possession of price-sensitive information not available to the market.

11. Meeting of Non-Executive Directors

At least once a year, the non-executive Directors will meet separately to discuss any matters of common interest relating to the Board and Management. Such a meeting may include a discussion with the Chief Executive on nominated topics.

12. Annual Review

A review of Wrightson's Corporate Governance processes and procedures will be completed on an annual basis.

Shareholder inquiries about transactions, changes of address or dividend payments should be directed in the first instance to Computershare Registry Services, telephone 64 9 488 8777.

Corporate Directory

Board of Directors

John Palmer (Chairman)
Allan Freeth (Managing Director)
Paul Baines
David Brownrigg
Jeffrey Grant
Alison Paterson
Hon. Ruth Richardson
Mike Smith*
Henry van der Heyden**

* Appointed August 2001, resigned January 2002
** Appointed August 2001

Managing Director
Allan Freeth

Chief Financial Officer
Simon White

Company Secretary
David Parker

Registered Office

Wrightson House
14 Hartham Place
Porirua

Postal Address

PO Box 50 240
Porirua
Telephone: 64 4 238 0335
Facsimile: 64 4 238 0285
Website: www.wrightson.co.nz

Auditors

KPMG
KPMG Centre
135 Victoria Street
Wellington
PO Box 996
Wellington

Solicitors

Chapman Tripp Sheffield Young
AMP Centre
1 Grey Street
Wellington
PO Box 993
Wellington

Share Registry

Computershare Registry Services
Level 2, 159 Hurstmere Road
Takapuna
Auckland
Private Bag 92 119
Auckland 1020
Shareholder inquiries: Telephone 64 9 488 8777



Wrightson